

August 14, 2007

By facsimile to (213) 891-8763 and (212) 403-2309 and U.S. Mail

Mr. Martin M. Koffel
Chairman and Chief Executive Officer
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728

Mr. Stephen G. Hanks
President and Chief Executive Officer
Washington Group International, Inc.
720 Park Boulevard, P.O. Box 73
Boise, ID 83729

Re: URS Corporation
        Washington Group International, Inc.
        Preliminary Proxy Statement on Schedule 14A and
        Revised Preliminary Proxy Statement on Schedule 14A
        Filed July 17 and 19, 2007
        File Nos. 1-7567 and 1-12054

Dear Messrs. Koffel and Hanks:

        We limited our review of the filings to those issues that we have addressed in our comments. Where indicated, we think that you should revise the documents in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

        Our review's purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your documents. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

General

1.   Disclosure on page 144 and elsewhere indicates that the joint proxy statement/prospectus is a part of the registration statement on Form S-4 that URS will file to register the URS common stock to be issued to Washington Group stockholders in the merger. Please be aware that we may have additional comments on the S-4 when it is filed.

Cover page

2.   Please revise your cover page to discuss only the information that is required by Item 501 of Regulation S-K. In addition, some of the information on the cover page, including that in the third, fourth and fifth paragraphs, is repeated in the Q&A and Summary sections.

Questions and Answers About the Merger, page iv; Summary, page 1

3.   Some of the information that appears in your Q&A is repeated in the Summary. Please revise to remove repetitive disclosure. If you would like to use both a Q&A and a Summary, ensure that each has a discrete purpose. For example, you may wish to use Q&A to discuss the mechanics of the meeting, and the Summary to discuss the substance of the transaction.

Conditions to Completion of the Merger, page 7

4.   We note that conditions to the merger include receipt by URS and Washington Group of tax opinions that the merger will qualify as a reorganization within the meaning of section 368(a) of the Internal Revenue Code. Further, we note the disclosure on page 115 that this condition to closing of the merger is waivable, provided both URS and Washington Group waive the condition. URS must:

- File executed tax opinions before the registration statement's effectiveness even though the merger transactions are conditioned upon receipt of the favorable tax opinions at closing.

- Undertake to recirculate and resolicit if the condition for the two favorable tax opinions is waived or the change in tax consequences is material.

Allow us sufficient time to review the executed tax opinions before requesting acceleration of the registration statement's effectiveness.

5.   If URS and Washington Group elect to file short form tax opinions, note that the opinions and the proxy statement/prospectus both must state clearly that the discussion in the proxy statement/prospectus constitutes the opinions. The disclosure in the proxy statement/prospectus and the opinions should not state merely that the discussion in the proxy statement/prospectus is a fair and accurate summary of the United States federal income tax consequences.

Material United States Federal Income Tax Consequences of the Merger, pages v, 9 and 85

6.   We note the assumption in the last Q&A on page v and the last paragraph on page 86 that the transaction qualifies as a reorganization. Please note that the tax consequences of the merger must be covered by an opinion of counsel, and that it is not appropriate to assume the tax consequences in issue or the legal conclusions underlying the opinion. Therefore, please revise to remove the assumption that the merger will qualify as a reorganization, and instead confirm counsel's opinion in this regard.

7.   Please remove the phrase "it is generally expected that" and any similar phrases appearing in these discussions. You should provide a clear, definitive statement as to the federal income tax consequences of the transaction.

8.   Please remove statements that your discussion does not address the tax consequences to holders of the Washington Group common stock who exercise appraisal rights under Delaware law. You should discuss the tax consequences to all of the shareholders.

Termination of the Merger Agreement, page 8

9.   Please explain the meaning of the last bullet point when you state that the parties have agreed that URS' and not Washington Group's obligations will need to be satisfied in order to require URS to effect closing of the merger.

Recent Developments, page 10

10.   You state on page 10 that Washington Group announced that it expects to record a pre-tax accounting charge of approximately $25 million (approximately $15 million after tax, or $0.48 per diluted share) in its second quarter ended June 29, 2007. The accounting charge is related to a joint venture fixed-price highway construction project in Southern California, in which Washington Group has a 50% interest. We note from Washington Group's June 29, 2007, Form 10-Q that the amount recorded, in fact, was $25.5 million. We also note the Form 8-K filed on July 16, 2007, with a related press release. However,

it does not appear that Washington Group's March 30, 2007, Form 10-Q included the necessary disclosure that i) would alert readers to the possibility that a future impairment was likely or warranted, and ii) is required pursuant to Item 303(a)(3) of Regulation S-K under the circumstances. In this regard, we note that losses related to this contract through June 29, 2007, have equaled $160.5 million. Therefore, the conditions that existed leading up to the decision to record such a charge during the second quarter 2007 had probably been ongoing for several quarters and did not merely occur contemporaneously at the time this decision was made. We remind Washington Group to disclose any known trends or uncertainties that it reasonably expects will have a material favorable or unfavorable impact on net sales or income from continuing operations prior to the actual announcement of the charge. Please also address how such charges have impacted Washington Group's assertion that it has a history of making reasonably dependable estimates of the extent of progress towards completion, contract revenue and contract completion costs on its long-term engineering and construction-type contracts. We do not believe that including boilerplate-type disclosure such as "However, due to uncertainties inherent in the estimation process, it is possible that actual completion costs may vary from estimates" is sufficient for the purposes of Item 303 of Regulation S-X and SEC Release No. 33-8350.

11.   Expand the disclosure to indicate that Washington Group must be in compliance with the loan covenants as of September 28, 2007. We note the disclosure in section 1 of the waiver filed as exhibit 10.1 to the amended current report on Form 8-K dated July 16, 2007 and filed July 17, 2007.

Risk Factors, page 20

12.   The first paragraph states that "Additional risks and uncertainties not presently known to URS or Washington Group or that are not currently believed to be important also may adversely affect the transaction and the combined company after the transaction." Since URS and Washington Group must disclose all risks that they believe are material, delete this language.

13.   We note that the URS board recognized that URS might be required to agree to divestitures or other restrictions on the operations of the combined company in connection with obtaining the necessary regulatory approvals for the transaction. If such divestitures or restrictions present a material risk to the company, please discuss them in a risk factor.

14.   In the last risk factor on page 27, quantify the percentage of URS' contracts attributable to each of the three principal types during the most recent fiscal year to give investors a

sense of the magnitude of the risks associated with each type of contract. This comment also applies to the risk factor regarding Washington Group's percentage of completion contracts discussed on page 39.

15.   In the last risk factor on page 36, specify the insurance limits of Washington Group's principal policies. We note the disclosure of the insurance limits of URS' principal policies in the first risk factor on page 30.

The Merger, page 51

16.   Please explain why the Washington Group's board insisted upon a price of $80.00 per share. We note that the market price of the company's stock had increased, and that this amounted to a 14% premium over market.

17.   Throughout this section you refer to URS's assumption of a level of regulatory approval risk and agreement to pay a reverse break-up fee. Please discuss these items in more concrete terms, and clarify whether they are part of the final agreement.

Recommendation of the URS Board of Directors and Its Reasons for the Merger, page 64

18.   Rather than presenting merely a list of potentially negative factors considered by URS' board of directors, elaborate on each of the bullet points on page 66 as necessary for stockholders to understand how consideration of each of the listed factors impacted the determination of URS' board of directors. Similarly, revise the third bullet point on page 69 to elaborate on the risks as necessary for stockholders to understand how each of the risks described under "Risk Factors" on page 20 impacted the determination of Washington Group's board of directors.

Opinion of URS' Financial Advisor, page 70; Opinion of Washington Group's Financial Advisor, page 78

19.   Disclose compensation paid or to be paid to Morgan Stanley and Goldman Sachs and any of their affiliates for any other services to URS and Washington Group or any of their affiliates in the most recent two years. Alternatively, confirm to us that there was none. See Item 14 of Schedule 14A and Item 1015(b)(4) of Regulation M-A.

20.   Please provide us with copies of any outlines, summaries, reports, or board books furnished by Morgan Stanley to URS' board of directors and by Goldman Sachs to Washington Group's board of directors. We may have additional comments on your disclosure in this section after we receive these materials.

Precedent Transactions Analysis, page 74

21.   Identify the transactions considered by Morgan Stanley in performing its precedent
        transactions analysis.

Pro Forma Merger Analysis, page 77; Illustrative Pro Forma Merger Analysis, page 83

22.   Include appropriate quantitative data in support of these statements:

        •   "Morgan Stanley noted that the transaction is expected to be accretive to cash
            earnings per share in 2008 and beyond, neutral to accretive to GAAP earnings
            per share in 2008, and accretive to GAAP earnings per share in 2009."

        •   "this analysis indicated that in 2007, the transaction would be dilutive to URS'
            GAAP EPS and cash EPS, in 2008, would be modestly dilutive to neutral to
            URS' GAAP EPS and accretive to URS' cash EPS and in 2009, would be
            accretive to URS' GAAP EPS and cash EPS."

Opinion of Washington Group's Financial Advisor, page 78

23.   Disclosure in the second paragraph on page 84 states that the summary "does not purport
        to be a complete description" of the analyses performed by Goldman Sachs. Clarify that
        the summary describes the material analyses underlying Goldman Sachs' opinion.

Appraisal Rights, page 88

24.   Disclosure in the third paragraph states that the discussion is "not a complete discussion"
        of the law pertaining to appraisal rights. Clarify that the discussion includes a complete
        discussion of the material provisions of the law pertaining to appraisal rights.

Change-in-Control Severance Arrangements, page 93

25.   Identify the two other executive officers with whom Washington Group has change-in-
        control severance agreements. Also identify the four other executive officers that
        participate in Washington Group's executive severance pay plan.

The Merger Agreement, page 97

26.   Notwithstanding the disclaimers in the third paragraph on page 97 relating to the
        representations, warranties, covenants, and other agreements contained in the merger
        agreement filed as annex A to the proxy statement/prospectus, URS and Washington
        Group are responsible for considering whether additional specific disclosures in the
        proxy statement/prospectus are required to put into context information about the
        representations, warranties, covenants, and other agreements so that the information in
        the proxy statement/prospectus is not misleading. Please confirm your understanding.

Structure of the Merger, page 97

27.   Please explain why the merger is being completed in two steps.

Unaudited Pro Forma Condensed Combined Financial Statements, page 117

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 122

3. Reclassifications, page 125

28.   We note you have historically classified your proportionate share of your investees'
        revenues in the major revenue caption of your statement of operations. In these pro
        forma financial statements, however, you have reclassified these amounts of equity in
        income of unconsolidated subsidiaries for the three months ended March 30, 2007, and
        the year ended December 29, 2006, from revenues to its own line item as a component of
        operating income. It also appears Washington Group historically did not include these
        amounts within revenue but as a separate component of operating income. Please explain
        to us how you determined it was appropriate to originally include the equity in your
        income of unconsolidated subsidiaries as revenue, and why you have reclassified them in
        your pro forma financial statements when the basis of presentation of the pro forma
        financial statements usually conforms to the acquirer's historical presentation. Include in
        your discussion Washington Group's historical presentation of their equity method
        investees with respect to the income statements, and how they determined such

presentation was appropriate. Lastly, tell us how these amounts will be presented going forward; that is, after the merger has been consummated.

4. Pro Forma Adjustments, page 126

(m) and (n), page 127

29.   The adjustments you describe herein record a liability and related amortization for contracts with above and below market profit margins. Please revise your document to expand on your accounting for the acquisition of these contracts. Also, discuss the nature of the underlying contracts and material terms, including whether the contracts are fixed price, T&M, etc. Adjustment (m) records a liability for contracts with below-market profit margins and agrees to the table presented on page 128. Explain how the amount included in adjustment (n) for above-market profit margins relates to adjustment (m) and to the table on page 128. Please explain why there is no adjustment for amortization relating to contracts with above market profit margins for the three months ending March 30, 2007.

(s), page 130

30.   You describe the calculation of the pro forma basic and diluted weighted average shares outstanding herein. We note on page 121 the reference to an adjustment "(u)", but no accompanying description of this adjustment. Please revise your document accordingly. Confirm that there is no adjustment "(t)".

Comparison of Stockholders Rights and Corporate Governance Matters, page 133

31.   Remove the statement in this section's second paragraph that the summary is qualified by reference to the DGCL and the various governing corporate documents of URS and Washington Group. URS and Washington Group may not qualify information in the prospectus by reference to information outside the prospectus unless incorporation by reference or a summary of a document filed as an exhibit is required by the form. See Rule 411(a) of Regulation C under the Securities Act.

32.   Please revise the second paragraph to remove the implication that any material differences in the rights of security holders of the two companies may not be discussed. In particular, please revise the statement that the identification of some of the differences as material is not intended to indicate that other differences that are "equally important" do not exist.

Legal Matters, page 143

33.   Include the addresses of counsel for URS and Washington Group as required by
        paragraph 23 of Schedule A to the Securities Act.

Where You Can Find More Information, page 144

34.   Include the Commission's filing numbers for filings made by URS and Washington
        Group under the Exchange Act.

Forms of Proxy

35.   Revise the forms of proxy to identify them clearly as being preliminary. See Rule 14a-
        6(e)(1) of Regulation 14A.

Closing

        File a revised PreM14A in response to the comments. To expedite our review, you may
wish to provide us three marked courtesy copies of the filing. Include with the filing a cover
letter tagged as correspondence that keys the responses to the comments and any supplemental
information requested. If you think that compliance with any of the comments is inappropriate,
provide the basis in the letter. We may have additional comments after review of the filing, the
responses to the comments, and any supplemental information.

        We urge all persons responsible for the accuracy and adequacy of the disclosures in the
filings reviewed by us to make certain that they have provided all information that investors
require for an informed decision. Since URS, Washington Group, and their managements are in
possession of all facts relating to the disclosures in the filings, they are responsible for the
adequacy and accuracy of the disclosures that they have made.

        When responding to our comments, provide a written statement from URS and
Washington Group in which they acknowledge that:

- URS and Washington Group are responsible for the adequacy and accuracy of the
  disclosures in the filings.

- Our comments or changes to disclosures in response to our comments do not
  foreclose the Commission from taking any action on the filings.

- URS and Washington Group may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that URS and Washington Group provide us in our review of the filings or in response to our comments on the filings.

You may direct questions on accounting comments Jenn Do, Staff Accountant, at (202) 551-3743 or Terence S. O'Brien, Accounting Branch Chief, at (202) 551-3355. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765.

Very truly yours,

Pamela A. Long
Assistant Director

cc: David M. Hernand, Esq.
        Latham and Watkins LLP
        633 West 5th Street, Suite 4000
        Los Angeles, CA 90071-2007

        David A. Katz, Esq.
        Wachtell, Lipton, Rosen & Katz
        51 West 52nd Street
        New York, NY 10019-6150